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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                               AGERE SYSTEMS INC.
                   -------------------------------------------
                                (Name of Issuer)

               CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   00845V 10 0
                                 ---------------
                                 (CUSIP Number)
         -----------------------------------------------------------

                                SCOTT A. ARENARE
                      MANAGING DIRECTOR AND GENERAL COUNSEL
                               WARBURG PINCUS LLC
                              466 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 878-0600
         -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 WITH A COPY TO:
                              ANDREW R. BROWNSTEIN
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000


                                  OCTOBER 16, 2002
          ----------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [_].

                                Page 1 of 9 Pages

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



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   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                     WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
                     I.R.S. IDENTIFICATION NO. 13-4161869

-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [X]
                                                                       (b)  [ ]

-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------

   4          SOURCE OF FUNDS
                    WC

-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]

-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF    7
                   SOLE VOTING POWER
   SHARES                -0-
               ----------------------------------------------------------------
BENEFICIALLY   8
                   SHARED VOTING POWER
  OWNED BY               69,386,961*
               ----------------------------------------------------------------
    EACH
               9
  REPORTING        SOLE DISPOSITIVE POWER
                         -0-
 PERSON WITH   ----------------------------------------------------------------
               10
                   SHARED DISPOSITIVE POWER
                         69,386,961*
-------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    69,386,961*
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    9.0%**
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
-------------------------------------------------------------------------------


--------------------------
* Assumes the full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms.
**Represents the percentage of Class A Common Stock beneficially owned by WP VIII as of October 17, 2002 assuming full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms. Based on the same assumption, as of October 17, 2002, WP VIII beneficially owned 4.1% of the outstanding Class A Common Stock and Class B Common Stock, taken as a whole.

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   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    WARBURG, PINCUS & CO.
                    I.R.S. IDENTIFICATION NO. 13-6358475
-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [X]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEW YORK
-------------------------------------------------------------------------------
  NUMBER OF    7
                   SOLE VOTING POWER
   SHARES                -0-
               ----------------------------------------------------------------
BENEFICIALLY   8
                   SHARED VOTING POWER
  OWNED BY               69,386,961*
               ----------------------------------------------------------------
    EACH       9
                   SOLE DISPOSITIVE POWER
  REPORTING              -0-
               ----------------------------------------------------------------
 PERSON WITH   10
                   SHARED DISPOSITIVE POWER
                         69,386,961*
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    69,386,961*
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    9.0%**
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
-------------------------------------------------------------------------------


-----------------------------
* Assumes the full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms.
**Represents the percentage of Class A Common Stock beneficially owned by WP as of October 17, 2002 assuming full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms. Based on the same assumption, as of October 17, 2002, WP beneficially owned 4.1% of the outstanding Class A Common Stock and Class B Common Stock, taken as a whole.

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   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    WARBURG PINCUS LLC
                    I.R.S. IDENTIFICATION NO. 13-3536050

-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [X]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEW YORK
-------------------------------------------------------------------------------
  NUMBER OF   7
                   SOLE VOTING POWER
   SHARES                -0-
              -----------------------------------------------------------------
BENEFICIALLY  8
                   SHARED VOTING POWER
  OWNED BY              69,386,961*
              -----------------------------------------------------------------
    EACH      9
                   SOLE DISPOSITIVE POWER
  REPORTING             -0-
              -----------------------------------------------------------------
 PERSON WITH  10
                   SHARED DISPOSITIVE POWER
                        69,386,961*
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    69,386,961*
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    9.0%**
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    OO
-------------------------------------------------------------------------------


-------------------------
* Assumes the full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms.
**Represents the percentage of Class A Common Stock beneficially owned by WP LLC as of October 17, 2002 assuming full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms. Based on the same assumption, as of October 17, 2002, WP LLC beneficially owned 4.1% of the outstanding Class A Common Stock and Class B Common Stock, taken as a whole.

                                AMENDMENT NO. 2 TO

                                  SCHEDULE 13D

            Reference is made to the statement on Schedule 13D filed on June 21, 2002 and Amendment No. 1 thereto filed on July 29, 2002 (as so amended, the "Schedule 13D") on behalf Warburg Pincus Private Equity VIII, L.P., a limited partnership organized under the laws of Delaware ("WP VIII"), Warburg, Pincus & Co., a general partnership organized under the laws of New York ("WP"), and Warburg Pincus LLC, a limited liability company organized under the laws of New York ("WP LLC", and together with WP VIII and WP, the "Reporting Persons"). All capitalized terms used without definition herein have the meanings ascribed thereto in the Schedule 13D. This Amendment No. 2 to the
Schedule 13D amends the Schedule 13D as follows.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            --------------------------------------------------

Item 3 of the Schedule 13D is amended and supplemented by adding the following:

            The total amount of funds required by the Investors to purchase the Convertible Subordinated Notes (as defined below) on October 4, 7, 9 and 16, 2002 as described under Item 5(c) below was, and the total amount of funds required by the Investors to purchase the Additional Convertible Subordinated Notes as described under Item 5(c) will be, furnished from the committed capital of the Investors. The total amount of funds used by the Investors to purchase such Convertible Subordinated Notes on October 4, 7, 9 and 16, 2002 was $14,882,825. The total amount of funds that will be used by the Investors to purchase the Additional Convertible Subordinated Notes cannot be determined at this time.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
            -------------------------------------

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a) The Reporting Persons beneficially own shares of Class A Common Stock by virtue of the Investors' beneficial ownership of shares of Class A Common Stock and of the Issuer's 6.5% Convertible Subordinated Notes due 2009 (the "Convertible Subordinated Notes"), which are convertible at the option of the holder into 302.34 shares of Class A Common Stock per $1,000 principal amount of Convertible Subordinated Notes, subject to adjustment in certain circumstances. As of October 17, 2002, the Reporting Persons beneficially owned an aggregate of 69,386,961 shares of Class A Common Stock, representing 33,650,000 shares of Class A Common Stock beneficially owned by the Investors and 35,736,961 shares of Class A Common Stock that may be acquired by the Investors upon full conversion of the Convertible Subordinated Notes beneficially owned by the Investors. Of the aggregate of 69,386,961 shares of Class A Common Stock beneficially owned by WP and WP LLC, 2,144,057 shares represent shares of Class A Common Stock owned of record by WPNPE VIII I, WPNPE VIII II and WPGPE VIII. By reason of WP's and WP LLC's respective relationships with the Investors, under Rule 13d-3 of the Exchange Act, WP and WP LLC may be deemed to beneficially own all of the shares of Class A Common Stock that are beneficially owned by the Investors.

     Assuming full conversion of the Convertible Subordinated Notes beneficially owned by the Investors, as of October 17, 2002, the 69,386,961 shares of Class A Common Stock beneficially owned by each Reporting Person represented approximately 9.0% of the outstanding shares of Class A Common Stock, and 4.1% of the Issuer's outstanding shares of Class A Common Stock and Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), taken as a whole, in each case, after giving effect to the issuance of the Class A Common Stock upon full conversion of the Convertible Subordinated Notes beneficially owned by the Investors (based on 731,348,289 shares of Class A Common Stock and 907,955,677 shares of Class B Common Stock outstanding as of July 31, 2002, as set forth in the Issuer's Form 10-Q for the quarterly period ended June 30, 2002).

(b) As described in paragraph (a) above, the Group Members have beneficial ownership over an aggregate of 69,386,961 shares of Class A Common Stock. Of this aggregate of 69,386,961 shares of Class A Common Stock, 33,650,000 shares are represented by the shares of Class A Common Stock beneficially owned by the Investors and 35,736,961 are represented by shares of Class A Common Stock that are issuable to the Investors upon full conversion of the Convertible Subordinated Notes beneficially owned by the Investors. Each of the Investors shares voting power and dispositive power over the shares of Class A Common Stock that such Investor beneficially owns with WP LLC and WP.

(c)  The Investors acquired shares of Class A Common Stock in the open market transactions described below:
                                                          Total Cost (net of
          Date         # of Shares     Per Share Price    brokerage commissions)
      ------------     ------------    ---------------    ----------------------
         1/31/02          270,000           $5.08             $1,371,789
         2/1/02           730,000           $5.10             $3,723,000
         2/4/02         1,000,000           $5.06             $5,062,500
         2/5/02         1,460,000           $4.10             $5,982,204
         6/11/02        1,000,000           $2.65             $2,647,100
         6/12/02        9,720,000           $2.37            $23,059,728
         6/13/02        5,700,000           $2.40            $13,660,620
         6/27/02        2,770,000           $1.50             $4,155,637

      On June 13, 2002, the Investors agreed to purchase Convertible Subordinated Notes with an aggregate principal amount of $75,000,000 in an underwritten public offering.

      On July 29, 2002, the Investors settled the Forward Contract by accepting delivery from Citibank of 11,000,000 shares of Class A Common Stock for aggregate consideration of $24,671,700, net of brokerage commissions and other transaction costs.

      The Investors acquired Convertible Subordinated Notes with an aggregate principal amount of $30,700,000 in brokered transactions as described below:


                                        Price (% of
          Date          Aggregate     Principal  Amount)        Total Cost
                        Principal     (in each case plus     (including accrued
                         Amount        accrued interest)        interest)
      ------------   ---------------   ----------------      ------------------

         10/4/02        $5,000,000         45.150%            $2,356,806
         10/7/02        $4,000,000         42.896%            $1,796,007
         10/8/02       $14,200,000         43.114%            $6,409,370
        10/16/02        $7,500,000         55.406%            $4,320,643

      On October 16, 2002, the Investors agreed to purchase additional Convertible Subordinated Notes (the "Additional Convertible Notes") with an aggregate principal value of $12,500,000 from Salomon Smith Barney (the "Broker"). The prices to be paid by the Investors for these additional Convertible Subordinated Notes cannot be determined at this time but will be equal to a premium of 27% of the principal amount thereof plus the Parity Amount (as defined below) thereof. The "Parity Amount" of the Additional Convertible Subordinated Notes is an amount (expressed as a percentage of the principal amount of the Additional Convertible Subordinated Notes) equal to the product of (1) the number of shares of Class A Common Stock into which the Additional Convertible Subordinated Notes may be converted, times (2) the average per share cost to the Broker of a number of shares of Class A Common Stock purchased by the Broker in connection with the transaction, with the number of shares of Class A Common Stock to be purchased to be determined by the Broker in accordance with its risk management procedures. The closings of the purchase of these Additional Convertible Subordinated Notes will occur from time to time based on market conditions, as determined by the Broker. The 3,779,289 shares of Class A Common Stock into which the Additional Convertible Subordinated Notes may be converted are included in the 69,386,961 shares of Class A Common Stock beneficially owned by the Investors.

      Except as described herein, during the last sixty days there were no transactions in shares of Class A Common Stock effected by the Reporting Persons or, to the best of their knowledge, by any of the persons set forth on Schedule I.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the shares of Class A Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

(e) Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        ------------------------------------------------------------------------
        SECURITIES OF THE ISSUER.
        -------------------------

Item 6 of the Schedule 13D is amended and supplemented by adding the following:

            See Item 5(c) for a description of an agreement between the Investors and the Broker with respect to the purchase of the Additional Convertible Subordinated Notes.

                                   SIGNATURES


            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 17, 2002


                               WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                              By: Warburg, Pincus & Co.,
                                  General Partner

                                  By: /s/ Scott A. Arenare
                                      ----------------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner


                              WARBURG, PINCUS & CO.

                              By:  /s/ Scott A. Arenare
                                  --------------------------------------------
                                  Name:  Scott A. Arenare
                                  Title: Partner


                              WARBURG PINCUS LLC

                              By:  /s/ Scott A. Arenare
                                   -------------------------------------------
                                  Name:  Scott A. Arenare
                                  Title: Member


                              WARBURG PINCUS NETHERLANDS PRIVATE EQUITY VIII
                                 C.V. I

                               By: Warburg, Pincus & Co.,
                                   General Partner

                                  By: /s/ Scott A. Arenare
                                      ----------------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner

                               WARBURG PINCUS NETHERLANDS PRIVATE EQUITY VIII
                                     C.V. II

                               By: Warburg, Pincus & Co.,
                                   General Partner

                                  By: /s/ Scott A. Arenare
                                      ----------------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner


                               WARBURG PINCUS GERMANY PRIVATE EQUITY VIII KG

                               By: Warburg, Pincus & Co.,
                                   General Partner

                                  By: /s/ Scott A. Arenare
                                      ----------------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner